UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]

Securities Act Rule 802 (Exchange Offer)	[ ]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ X ]

Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Refinaria de Petróleo Ipiranga S.A. Distribuidora de Produtos de Petróleo Ipiranga S.A.
(Name of Subject Companies)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Brazil
(Jurisdiction of Subject Company’s Incorporation or Organization)

Ultrapar Participações S.A.
(Name of Person(s) Furnishing Form)

Ultrapar Holdings Inc.
(Translation of Person(s) Furnishing Form’s Name into English)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

André Covre Ultrapar Participações S.A. Av. Brigadeiro Luis Antônio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Companies)

Copies to:

Diane G. Kerr, Esq.
Andrés Gil, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York, 10017

September 20, 2007
(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 2 (“Amendment No. 2”) amends the Form CB (the “Initial Form CB”) initially submitted to the Securities and Exchange Commission (the “Commission”) on September 21, 2007 by Ultrapar Participações S.A. (“Ultrapar”).

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a)           The following exhibit is attached to this Amendment No. 1 Form CB as Exhibit D:

Material Notice regarding Public Offer for the acquisition of Common Shares issued by Refinaria de Petróleo Ipiranga S.A. and Distribuidora de Produtos de Petróleo Ipiranga S.A.dated October 18, 2007 (English translation).

(b)           Not applicable.

Item 2.  Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)           Not applicable.

(2)           Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Ultrapar with the Commission concurrently with the submission of the Initial Form CB on September 21, 2007.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer
Date: October 22, 2007

Exhibit Index

Exhibit No.	Description
99.A	Public Offer Notice for the Acquisition of Common Shares Issued by Refinaria de Petróleo Ipiranga S.A. dated September 20, 2007 (English translation)[1]
99.B	Public Offer Notice for the Acquisition of Common Shares Issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. dated September 20, 2007 (English translation)[1]
99.C	Deutsche Bank Securities Inc. Valuation Report (English Translation)[2]
99.D
Material Notice regarding Public Offer for the acquisition of Common Shares issued by Refinaria de Petróleo Ipiranga S.A. and Distribuidora de Produtos de Petróleo Ipiranga S.A. dated October 18, 2007 (English translation).

1Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Form CB filed on September 21, 2007.
2 Previously furnished to the U.S. Securities and Exchange Commission as an exhibit to Amendment No. 1 to Form CB filed on October 9, 2007.

MATERIAL NOTICE

of

ULTRAPAR PARTICIPAÇÕES S.A.

In accordance with the public offer notices (“Public Offer Notices”) published on September 20, 2007, ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar”), following the rules established by the “Comissão de Valores Mobiliários” - Brazilian Securities Exchange Commission (“CVM”) Instruction Nº. 361, dated March 5, 2002 (“CVM Instruction 361/02”), and in accordance with Article 254-A of Law 6,404, of December 15, 1976, (“Brazilian Corporate Law”), will be carrying out public offers for the purchase of the common shares of DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A. (“DPPI”) and REFINARIA DE PETRÓLEO IPIRANGA S.A. (“RIPI”), as a consequence of Ultrapar’s acquisition of a controlling interest in such companies as announced to the market on March 19, 2007, through auctions (“Auctions”) to be held on October 22, 2007.

The Public Offer Notices for the tender offers included information relating to the rules for the implementation of the Auctions and were published in the following newspapers: Official Gazette of the State of Rio Grande do Sul, Jornal Agora de Rio Grande, O Estado de São Paulo, Valor Econômico and in the Official Gazette of the State of São Paulo for RIPI, and the Official Gazette of the State of Rio Grande do Sul, Jornal do Comércio do Rio Grande do Sul, O Estado de São Paulo, Valor Econômico and the Official Gazette of the State of São Paulo for DPPI, on September 20, 2007, and were made available on the websites of the CVM (www.cvm.gov.br), Bovespa (www.bovespa.com.br), Ultrapar (www.ultra.com.br), Ipiranga (www.ipiranga.com.br) and BBI (www.shopinvest.com.br/ofertaspublicas).

Ultrapar, aware that some shareholders are still registering their shares for the Auctions, and reiterating its commitment to the best corporate governance practices, hereby informs the market that, as the offerer, it will acquire the common shares of shareholders who have not been able to participate in the Auctions up to and including on November 8, 2007, provided such holders prove that they held the shares on the relevant Auction date.

The price to be paid for such shares would be the same as paid at the Auctions, which will be R$106.28147 for RIPI3 and R$112.06937 for DPPI3, updated by the “Taxa Referencial” - Reference Rate (365-day basis), calculated pro-rata temporis up to the financial settlement date for each Auction, under the terms of the respective Public Offer Notice.

Shareholders who were not able to register their shares for the Auctions and who wish to sell their shares in accordance with the procedures outlined in this “Material Notice”, may do so up to November 8, 2007. Parties interested should contact Ultrapar's Investor Relations Department -  tel.: (55 11) 3177-7014.

October 18, 2007

André Covre Chief Financial and Investor Relations Officer ULTRAPAR PARTICIPAÇÕES S.A.	Sérgio Roberto Weyne Ferreira da Costa Investor Relations Officer DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.	Sérgio Roberto Weyne Ferreira da Costa Investor Relations Officer REFINARIA DE PETRÓLEO IPIRANGA S.A.